20008638

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Bryant Park
(No. and Street)

New York	NY	10018-3706
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FEB 28 2020

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schroder Fund Advisors LLC

Financial Statements and
Supplemental Information Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
December 31, 2019
(Confidential - Pursuant to Rule 17a-5(e)(3))

OATH OR AFFIRMATION

I, Mark Hemenetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Fund Advisors LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chairman & Director

Title

Notary Public

ANGEL LANIER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6284614
Qualified in Kings County
My Commission Expires 11-09-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schroder Fund Advisors LLC
Index
(Confidential - Pursuant to Rule 17a-5(e)(3))

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Managers of
Schroder Fund Advisors LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Schroder Fund Advisors LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2018.

New York, New York
February 26, 2020

Schroder Fund Advisors LLC
Statement of Financial Condition
December 31, 2019
(Confidential - Pursuant to Rule 17a-5(e)(3))

Assets	
Cash	$3,996,133
Prepaid regulatory fees	114,123
Accrued income relating to investment company share selling activities	506,852
Receivable from affiliate	38,334
Total assets	$4,655,442
Liabilities and member's equity	
Liabilities	
Due to Parent	$405,439
Due to affiliate	924,225
Accrued expenses	61,527
Total liabilities	1,391,191
Member's equity	
Common stock, 200 membership units	50,000
Additional paid-in capital	1,119,942
Retained earnings	2,094,309
Total member's equity	3,264,251
Total liabilities and member's equity	$4,655,442

The accompanying notes are an integral part of these financial statements.

Schroder Fund Advisors LLC
Statement of Income
Year Ended December 31, 2019
(Confidential - Pursuant to Rule 17a-5(e)(3))

Revenues	
Revenue relating to investment company share selling activities (note 5)	$5,675,171
Administration fees (note 6)	20,000
Interest income	12
Foreign exchange gain/(loss)	(785)
Total revenues	5,694,398
Expenses	
Professional fees	(101,880)
Regulatory fees	(161,860)
Expenses allocated from Parent (note 3)	(2,754,664)
Other Expenses	(7,603)
Total expenses	(3,026,007)
Income before provision for income taxes	2,668,391
Income tax	
Federal, State and Local (note 7)	(907,271)
Net income	$1,761,120

The accompanying notes are an integral part of these financial statements.

Schroder Fund Advisors LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019
(Confidential - Pursuant to Rule 17a-5(e)(3))

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Total Member's Equity
	Common				
	Membership Units	Amount	Amount	Amount	Amount
Balance at January 1, 2019	200	$50,000	$1,119,942	$1,833,189	$3,003,131
Net income	-	-	-	1,761,120	1,761,120
Dividends paid	-	-	-	(1,500,000)	(1,500,000)
Balance at December 31, 2019	200	$50,000	$1,119,942	$2,094,309	$3,264,251

The accompanying notes are an integral part of these financial statements.

Schroder Fund Advisors LLC
Statement of Cash Flows
Year Ended December 31, 2019
(Confidential - Pursuant to Rule 17a-5(e)(3))

Cash flows from operating activities	
Net income	$1,761,120
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease/ (increase) in operating assets	
Receivable from affiliate	(20,001)
Prepaid regulatory fees	(18,575)
Accrued income relating to investment company share selling activities	(11,909)
(Decrease)/ increase in operating liabilities	
Due to Parent	(57,742)
Due to affiliate	(36,523)
Accrued expenses	1,713
Total adjustments	(143,037)
Net cash provided by operating activities	1,618,083
Cash flows from financing activities	
Dividends paid	(1,500,000)
Net cash used in financing activities	(1,500,000)
Net increase in cash	118,083
Cash	
Beginning of year	3,878,050
End of year	$3,996,133

Supplemental Disclosure:

Cash paid during the year for taxes was $948,317.

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of operations

Schroder Fund Advisors LLC (the "Company"), is a Delaware limited liability company that succeeded in interest to Schroder Fund Advisors Inc. ("SFA Inc."), a New York corporation, through a merger transaction on June 30, 2010. Schroder Investment Management North America Inc. (the "Parent") is the sole member of the Company. The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is indirectly wholly owned by Schroders plc. SFA Inc., the predecessor, was incorporated on February 17, 1989. The Company is a registered broker-dealer with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority Inc. ("FINRA"), and member of the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer set up to act as the placement agent for companies in the Schroders plc group and to hold the licenses of the registered salespeople in the United States.

2. Significant accounting policies

Cash
Cash is on deposit at Citibank. The Company maintains its cash which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

Revenue from contracts with customers
Revenue from contracts with customers includes revenue relating to investment company share selling activities and administration fees.

Revenue relating to investment company share selling activities is recognized as income in the periods in which the services are performed based on assets under management of the Hartford mutual funds as described in note 5. The Company believes that its performance obligation is satisfied each reporting period (on a monthly basis) as the services are performed.

Revenue from administration fees is recognized as income in the periods in which the services are performed based on the number of registered representatives employed by Schroder Adveq Management US Inc. as described in note 6. The Company believes that its performance obligation is satisfied each reporting period (on a monthly basis) as the services are performed.

The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customers", became effective for the Company on January 1, 2018. The Company recognizes revenue when (or as) services are transferred to its customers. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the customer. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

Interest income
Interest income is recognized as it is earned.

2. Significant accounting policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and these differences could be significant.

Income taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. Its taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. The Company's policy is to accrue income taxes on a separate return basis pursuant to ASC 740, "Accounting for Income Taxes."

The Company has a tax sharing agreement with the Parent and Schroder US Holdings Inc. This agreement generally provides that the Company's income tax expense is determined on a separate company basis, except for intercompany transactions which are eliminated. The Company's operations do not give rise to temporary differences. Accordingly, the Company's tax expense is payable to Schroder US Holdings Inc. in accordance with the tax sharing agreement.

3. Expenses allocated from Parent

Pursuant to an Expense Sharing and Paying Agent Agreement (ESPA) between the Company and the Parent, 'Expenses allocated from Parent' as presented on the Statement of Income are initially borne by the Parent and allocated to the Company based on the time and effort that certain functions devote to the Company. These expenses mostly consist of staff compensation and benefits of $2,017,769, occupancy and equipment costs of $165,309, travel and entertaining costs of $149,561, marketing expenses of $119,482, technology and communication costs of $74,207, regulatory and professional fees of $42,367 and other administrative expenses of $185,969. These transactions classify as related party transactions as described in note 4. The Company has no direct employees.

Expenses are recorded as incurred.

4. Related party transactions

Salaries and general and administrative costs of the Company are initially borne by the Parent and allocated to the Company under the ESPA. The amounts are included in 'Other expenses' on the Statement of Income.

The Parent acts as the paying agent for the Company and amounts due are accrued and included within 'Due to Parent' on the Statement of Financial Condition. Amounts due from and to related parties are short term in nature and settle on a monthly basis.

Current tax expense determined pursuant to the intercompany tax sharing agreement described in the Accounting Policies section above is settled through the 'Due to affiliate' account. At December 31, 2019 the entire balance on this account related to taxes payable.

4. Related party transactions (continued)

Administration fee income pursuant to the Client Introduction and Services Agreement described in note 6 is settled through the 'Receivable from affiliate' account. At December 31, 2019 the entire balance on this account related to administration fee income.

5. Revenue relating to investment company share selling activities

In October 2016, the Parent entered into a strategic partnership with Hartford Funds Management Company LLC ("Hartford"), which was formalized through the execution of a Fund Adoption Framework Agreement and a Sub-advisory Agreement. Ten of the affiliated mutual funds were reorganized as a series of shares of the Hartford Mutual Funds II, Inc., with Hartford becoming the registered investment adviser and the Parent becoming the sub-adviser for each of these funds. Following subsequent fund closures and mergers, there were eight mutual funds existing under this partnership as at December 31, 2019.

The Company also entered into an Additional Compensation Agreement, which was subsequently amended, for Class SDR activities with Hartford in order to compensate the Company for its efforts in servicing and promoting the sale of these funds to existing and prospective clients. Compensation is calculated as 90% of the gross spread between the eight mutual funds' management fee payable to Hartford and the sub-advisory fee payable to the Parent multiplied by the average daily net assets of the SDR share class less assets not attributable to the Company as a proportion of average daily net assets of each fund. The revenue is recognized as earned and is included in 'Revenue relating to investment company share selling activities' on the statement of income.

Substantially all of the revenues earned by the Company are received from Hartford. The Company expects to maintain this relationship with Hartford over the long-term.

6. Administration fees

On January 1, 2018, the Company entered into an arrangement with Schroder Adveq Management US Inc. ("SAMUS Inc."), which was formalized through the execution of a Client Introduction and Services Agreement. SAMUS Inc. appointed the Company to supervise its registered representatives that are registered and in good standing with FINRA. As compensation for this arrangement, the Company receives an annual fee of $10,000 per registered representative. The revenue is recognized as earned.

7. Income taxes

Income taxes consist of the following:

Federal	$467,937
State and local	439,334
Prior year adjustments	0
Total	$907,271

7. Income taxes (continued)

For the year ended December 31, 2019, the Company's effective tax rate was 34.01% (2018: 37.5%). The difference between the Federal statutory rate and the Company's effective rate is attributable to state and local taxes.

Schroder Fund Advisors LLC, a disregarded LLC, is a member of the consolidated group of US companies parented by Schroder US Holdings Inc.

Schroder US Holdings Inc. and its subsidiaries have open tax years with the US Internal Revenue Service from 2016 onwards, with New York State from 2015 onwards and with New York City from 2009 onwards. The Group is currently under audit in New York City for 2009-2012 tax years and New York State for 2015-2017 tax years.

The Company does not have any tax, interest or penalties related to uncertain tax positions for the year ended December 31, 2019. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

8. Financial risk management

The Company's main risk exposure is credit risk, which is the risk that a counterparty to a financial instrument will cause the Company financial loss by failing to discharge an obligation. The Company's primary counterparty is Hartford and debtor balances are monitored regularly. The Company does not believe that significant credit risk exists with regards to this counterparty given that Hartford typically settles its outstanding balance on a monthly basis, default levels have historically been nil and the Company expects to maintain an ongoing relationship with Hartford over the long term.

9. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2019, the Company had net capital, as defined, of $2,604,942 which was $2,512,196 in excess of its net capital requirement of $92,746, and its ratio of aggregate indebtedness to net capital was 0.534 to 1. Dividends and other capital withdrawals of the Company are subject to certain notifications and restrictive provisions of Rule 15c3-1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

10. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is not currently calculable, as this would involve future claims that may be made against the Company that have not occurred.

11. Subsequent events

Management has evaluated the events and transactions that have occurred through February 26, 2020, the date the financial statements were issued, and noted no items requiring adjustment to the financial statements or additional disclosures.

Schroder Fund Advisors LLC
Computation of Net Capital Computed Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019
(Confidential - Pursuant to Rule 17a-5(e)(3)) Schedule I

Computations of basic net capital requirement

Total member's equity	$3,264,251
Less : Non-allowable assets	(659,309)
Net capital	2,604,942
Minimum net capital required (6 2/3% of aggregate indebtedness)*	92,746
Excess net capital	$2,512,196
Aggregate indebtedness	$1,391,191
Ratio of aggregate indebtedness to net capital	0.534 to 1

Statement pursuant to paragraph (d)(4) of rule 17a-5

There are no material differences between the above computation of net capital and the corresponding revised computation prepared by Schroder Fund Advisors LLC and included in the Company's amended unaudited Part IIA FOCUS Report filing as of December 31, 2019. The Company's amended FOCUS Report was filed on February 26, 2020.

*Minimum net capital required is the greater of 6 2/3% of aggregate indebtedness or the minimum dollar of net capital required of $5,000. For 2019, the minimum net capital was based on 6 2/3% of aggregate indebtedness.

Schroder Fund Advisors LLC

Statement Regarding Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

(Confidential - Pursuant to Rule 17a-5(e)(3)) **Schedule II**

The Company is exempt from the computation of reserve requirements and from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Managers and Management of
Schroder Fund Advisors LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Managers, management of Schroder Fund Advisors LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries supported by the check copy and/or bank statement.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Schroder Fund Advisors LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2020

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
CSS, LLC,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CSS, LLC and the SIPC, solely to assist you and SIPC in evaluating CSS, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on CSS, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of CSS, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*******896*******************ALL FOR AADC 606
51295 CBOE DEC
CSS LLC
175 W JACKSON BLVD STE 440
CHICAGO, IL 60604-3029

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Gordon 312-542-8534

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (**exclude interest**) (Ø)

____
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
Total (must be same as F above) $ Ø

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CSS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25th day of February, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 118,731,783
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	118,731,783
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ Ø	
Enter the greater of line (i) or (ii)		Ø
Total deductions		118,731,783
2d. SIPC Net Operating Revenues		$ Ø
2e. General Assessment @ .0015		$ Ø

(to page 1, line 2.A.)

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
CSS, LLC,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CSS, LLC and the SIPC, solely to assist you and SIPC in evaluating CSS, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on CSS, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of CSS, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******896********************ALL FOR AADC 606**
51295 CBOE DEC
CSS LLC
175 W JACKSON BLVD STE 440
CHICAGO, IL 60604-3029

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Gordon 312-542-8534

2. A.	General Assessment (item 2e from page 2)	$ Ø
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	(Ø)
C.	Less prior overpayment applied	(Ø)
D.	Assessment balance due or (overpayment)	Ø
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	Ø
F.	Total assessment balance and interest due (or overpayment carried forward)	$ Ø

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ Ø

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CSS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 2020.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 118,731,783
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	118,731,783
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	118,731,783
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0015	$ Ø
	(to page 1, line 2.A.)